UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

Suite 1504, 15/F, Island Centre

1 Great George Street

Causeway Bay, Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

UMeWorld Limited (the “Company”) intends to list its common shares on a Canadian stock exchange and requires the services of an independent registered public accounting firm which is registered with both the Public Company Accounting Oversight Board (“PCAOB”) and the Canadian Public Accountability Board ("CPAB").

On November 3, 2017, the Company accepted the resignation of Anthony Kam & Associates Ltd. (“AKAM”) as the Company's independent registered public accounting firm and engaged MaloneBailey, LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm for the Company’s fiscal years ended September 30, 2017.

The audit reports of AKAM on the Company’s financial statements for each of the most recent fiscal years ended September 30, 2016 and September 30, 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope, or accounting principles except the AKAM reports for these two fiscal years contained a going concern uncertainty. This uncertainty expressed substantial doubt about the Company’s ability to continue as a going concern based on the Company’s accumulated deficit and net losses.

During the Company’s two most recent fiscal years ended September 30, 2016 and 2015 and through the subsequent interim period on or prior to November 3, 2017, there were (i) no disagreements between the Company and AKAM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to AKAM’s satisfaction, would have caused AKAM to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20F in connection with the Company’s annual report on Form 20F.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to November 3, 2017, neither the Company nor anyone on its behalf has consulted with MaloneBailey, LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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Election of Directors; Appointment of Certain Officers

On November 6, 2017, the board of directors of the Company appointed Yilun Liang and Dong Liang as directors of the Company and further appointed Yilun Liang as Chief Operating officer of the Company, effectively immediately.

Yilun Liang

Mr. Liang has served as our V.P. of Operations, from May 2013 to October 2017. Mr. Liang has over 15 years of experience in IT and educational project development, he co-founded and served as COO of SunBBS, one of the top 10 Bulletin Board Systems (BBS) in China, from 1999 to 2001. Prior to joining us, Mr. Liang served as COO at Summba (Guangzhou) Information and Technology Co., Ltd., from 2009 to 2012. Mr. Liang is a guest lecturer at the South China Normal University for courses in the National Teacher Training Program. Mr. Liang received his bachelor's degree in Biochemistry from Sun Yat-Sen (Zhongda) University in 1999.

Dong Liang

Mr. Liang has over 15 years of experience in high tech development. Mr. Liang currently serves as chairman of Guangdong Zhongda South China Sea Marine Biotechnology Engineering Center Co., Ltd., a national engineering research center affiliated with the Sun Yat-Sen (Zhongda) University. He has been the chairman of Zhongda No. 3 Venture Investment Co., Ltd., a venture capital company affiliated with the Sun-Sen (Zhongda) University, since 2012. Mr. Laing also serves as chairman on the board of directors of various Zhongda No. 3 Venture Investment Co., Ltd portfolio companies. Mr. Liang received his master's degree in Biochemistry from Sun Yat-Sen (Zhongda) University in 1997.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

November 6, 2017	By:	/s/ Michael Lee
Michael Lee, Chief Executive Officer
(Principal Executive Officer)

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Exhibit Index

Exhibit No.	Description

1	Letter from Anthony Kam and Associates Ltd. to the Securities and Exchange Commission.*

* = to be filed by amendment to this Current Report on Form 6-K

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